UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2003

Commission File No. 0-32255

BALATON POWER INC.
(Translation of registrant's name into English)

19 East Fourth Avenue, Hutchinson, Kansas 67501
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):N/A

[Balaton logo]
1199 Main Street, Boise, Idaho
USA 83702
Toll Free: 1.800.873.1880
Tel: 208.388.0720
Fax: 208.342.3021

2nd Floor, Viva Tower, 1311 Howe Street
Vancouver, B.C. V6Z 2P3 Canada
Toll Free: 1.877.864.8880
Tel: 604.691.1783
Fax: 604.691.1784

FINANCIAL RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002

Vancouver, BC. Canada - January 21, 2003 - Balaton Power Inc. (BPWRF- OTC BB) announced the operational and financial activities for the Company's third quarter ended September 30, 2002. Financial and Operating Highlights provided by Management are unaudited.

The Company is a development stage Company as at the current date and has generated no revenue. Net Loss for the period was $110,816.00, and net loss for the nine month period ended September 30, 2002 amounts to $517,042.00.

Shares issued/outstanding as at September 30,2002 total 24,100,004, show loss per share for the period of $0.0046 per share, with loss per share for year to date at $0.02.

Operating capital in the amount of $110,500 for the third quarter was raised through private placement of the Company's shares and utilized for maintaining the Company's basic operations.

Subsequent to the end of the third quarter, the Company successfully completed the acquisition of all the shares of Continental Resources, Inc. that controls a large bauxite deposit in Orissa, India through the issuance of 30,000,000 shares of the Company's common stock. In addition, to facilitate the transaction, Balaton Power Corporation S.A. sold 10,000,000 of its shares at $0.001 per share to parties connected to Continental Resources, Inc. who have committed to provide $500,000 to the Company for operating capital. Also, to facilitate the appointment of a new Board of Directors, Randall Saunders has resigned as Director of the Company.

The Company also wishes to announce that Patrick Lavin resigned as Chief Financial Officer and Secretary of the Company and James A. Henning was appointed the Company's Chief Financial Officer and Secretary.

Management is confident that, in view of its acquisition of the bauxite deposit and the results of its field testing of the Pisces device showing 99% efficiency, the Company is now poised for substantial progress in the near future.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the companies' actual results in future periods to differ materially from forecasted results. Such risks and uncertainties include, but are not limited to, market conditions, competitive factors, the ability to successfully complete additional financings and other risks.

This press release was prepared on behalf of the Board of Directors, which accepts full responsibility for its content.

/s/ Rodney Smith
_______________________
Rodney Smith, President

CONTACT:
Rodney Smith
President
Balaton Power Inc.
Toll Free: 1.800.873.1880
Tel: 208.388.0720
Fax: 208.342.3021
E-mail: rsmith045@earthlink.net
Web site: http//: www.balatonpower.com

BC FORM 51-901F
(previously Form 61)

QUARTERLY AND YEAR END REPORT

Incorporated as part of:	[ X ] Schedule A
[ ] Schedule B & C

ISSUER DETAILS

Name of Issuer:	Balaton Power Inc.
Issuer Address:	Suite 200 1311 Howe Street Vancouver, BC V7C 2P3
Issuer Fax No.:	(604) 691-1784
Issuer Telephone No.:	(604) 691-1783
Contact Name:	Rod Smith
Contact Position:	President
Contact Telephone No.:	(208) 388-0720
Contact E-mail Address:	rsmith045@earthlink.net
Website Address:	www.balatonpower.com
For Quarter Ended:	2002 / 09 / 30
Date of Report:	2003 / 01 / 15

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

"Rodney E. Smith" ______________________________ Director's Signature	Rodney E. Smith _________________________ Name of Director	2003/01/16 _______________ Date Signed

"Paul A. Trudel" ______________________________ Director's Signature	Paul A. Trudel _________________________ Name of Director	2003/01/16 _______________ Date Signed

BALATON POWER INC.
(A Development Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2002

(UNITED STATES DOLLARS)
INDEX
CONSOLIDATED BALANCE SHEET	Page	1
CONSOLIDATED STATEMENT OF DEFICIT		2
CONSOLIDATED STATEMENT OF LOSS		3
CONSOLIDATED STATEMENT OF CHANGES IN CASH FLOW		4
NOTES TO THE FINANCIAL STATEMENTS		5 - 13

BALATON POWER INC.
(Formerly Kirkstone Ventures Ltd.)
CONSOLIDATED BALANCE SHEET
AS AT SEPTEMBER 30, 2002
(UNITED STATES DOLLARS)

	September 30, 2002	December 31, 2001
ASSETS
Current
Cash	$696	$8,954
GST receivable	1,212	11,129
Prepaid expenses	1,952	3,388
	3,860	23,471
Capital Assets	171,762	181,471
License Agreement	50,000	50,000
Investment in Hydroelectric Sites	50,000	-
Deposits	2,780	2,780
	$278,402	$257,722
LIABILITIES
Current
Accounts payable and accrued liabilities	$46,385	$54,599
Due to related parties	2,628	114,375
Convertible loans	195,806	-
	244,819	168,874
LONG TERM DEBT	-	55,000
	244,819	223,974
SHAREHOLDERS EQUITY
Share capital	3,495,603	2,636,816
Issued 24,100,004 (2001 - 21,004,194) Share subscriptions received	110,500	452,410
Contributed surplus	2,706	2,706
Deficit	(3,575,226)	(3,058,184)
	33,583	33,478
	$278,402	$257,722
APPROVED BY THE DIRECTORS:
/s/ RODNEY E. SMITH, Director
/s/ PAUL A, TRUDEL, Director

BALATON POWER INC.
(A Development Stage Company)
CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2002
(UNITED STATES DOLLARS)

	Nine months ended September 30		Three months ended September 30
	2002	2001	2002	2001
ADMINISTRATION EXPENSES
Amortization	$9,709	$21,650	$-	$9,804
Bank charges	3,781	1,521	347	311
Commissions	17,350	-	1,400	-
Consulting fees	98,415	288,731	34,345	114,997
Accounting fees / legal	20,316	69,290	2,722	17,296
Membership, fees and dues	3,230	34,198	-	12,861
Miscellaneous	3,220	4,878	-	3,040
Office, printing and stationery	24,820	24,570	4,907	4,768
Public relations and promotions	76,292	6,013	4,373	1,539
Rent	39,650	22,369	15,208	6,674
Research and development	15,563	-	624	-
Telephone	13,609	13,433	5,259	5,881
Transfer agent filing fees	2,638	6,136	650	965
Travel	22,581	27,630	1,279	5,570
Vehicle	1,498	2,742	-	1,403
Wages	159,715	2,357	34,866	-
Repairs and maintenance	2,500	-	2,500	-
	514,887	525,518	110,665	185,109
OTHER INCOME
Interest	-	(272)	-	(6)
Foreign exchange transactions (gain) loss	2,155	(2,127)	151	(1,046)
	2,155	(2,399)	151	(1,052)
Loss for the period	517,042	523,119	110,816	184,057
Future income tax	-	184,949	-	-
Net loss for the period	517,042	708,068	110,816	184,057
Deficit, beginning of period	3,058,184	1,866,579	3,464,410	2,390,590
Deficit, end of period	$3,575,226	$2,574,647	$3,575,226	$2,574,647

See accompanying notes to the consolidated financial statements.

BALATON POWER INC.
(A Development Stage Company)
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2002
(UNITED STATES DOLLARS)

	Nine months ended September 30		Three months ended September 30
	2002	2001	2002	2001
OPERATING ACTIVITIES
Net Income (loss) for the year	$(517,042)	$(708,068)	$110,816)	$(184,057)
Add (Deduct) items not involving a flow of cash:
Depreciation	9,709	21,650	-	9,804
Future income taxes	-	184,949	-	-
Changes in non-cash working capital balances:
Accounts payable	(8,214)	(26,201)	(300)	(11,771)
Accounts receivable	9,917	-	11,025	-
Due to related parties	(111,747)	9,131	(6,532)	(383)
Term deposit	-	-	-	50,361
GST receivable	-	2,352	-	5,290
Prepaid expenses	1,436	(4,936)	-	6,971
	(615,941)	(521,123)	(106,623)	(123,785)
INVESTING ACTIVITIES
Capital Assets Addition	-	(164,722)	-	(51,733)
Deposits	-	(328)	-	-
Investments	(50,000)	-	-	-
Cash provided by (used in) investing activities	(50,000)	(165,050)	-	(51,733)
FINANCING ACTIVITIES
Commissions Paid	-	(33,933)	-	(9,127)
Proceeds from issuance of share capital	858,787	-	-	-
Proceeds from long term debt	140,806	-	-	-
Subscription received	(341,910)	579,629	110,500	245,205
Repayment of long term debt	-	(18,043)	-	-
Cash Provided by (used in) financing activities	$657,683	$527,653	$110,500	$236,078
Increase (decrease) in cash during the period	(8,258)	(158,520)	3,877	60,560
Cash, beginning of the period	8,954	269,468	(3,181)	50,388
Cash, end of the period	$696	$110,948	$696	$110,948

See accompanying notes to the consolidated financial statements.

BALATON POWER INC.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(UNITED STATES DOLLARS)

NOTE 1 BUSINESS DESCRIPTION

Balaton Power Inc. is a development stage company, with offices in Boise, Idaho and Vancouver, BC. The Company has acquired the exclusive manufacturing and marketing rights to a run-of-river hydroelectric power production system (the "System") designed, researched and developed by Balaton Power Corporation S.A. (frBSA").

The System incorporates proven technology, habitat-friendly components and state-of-the-art computer and communications technology including the "Pisces", a fish-protective induction head assembly, which prevents the entrainment of fish into the water intake system and BRIMAC (Balaton Remote, Integrated Monitoring And Control), which modular characteristics allows for multi-use function for either "stand-alone" or system component application. The System will provide a highly efficient and cost-effective power supply that could qualify as "green power" and offers lower acquisition and operating costs than any other known system.

The Company is also active in the acquisition, development and operation of hydroelectric power production sites.

NOTE 2 GOING CONCERN CONSIDERATION

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities and commitments in other than normal course of business and at amounts different from those in the accompanying financial statements.

Because of the operating losses of the past years, the Company's continuance as a going concern is dependent upon its ability to obtain adequate financing and to reach profitable levels of operation. It is not possible to predict whether financing efforts will be successful or if the Company will attain profitable levels of operation.

BALATON POWER INC.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(UNITED STATES DOLLARS)

NOTE 3 SIGNIFICANT ACCOUNTING POLICIES

a) Basis of Consolidation

These consolidated financial statements include the accounts of Balaton Power Inc. and its wholly-owned subsidiaries, Balaton Power USA Inc., Cascade River Hydro, Inc., Nooksack River Hydro, Inc., Skagit River Hydro, Inc., Skookum Hydro, Inc., Skykomish River Hydro, Inc., Warm Creek Hydro, Inc. and Washington Hydro Development Corporation..

b) Values

The amounts shown for the Licence Agreement represent costs or the agreed upon value of shares issued to date and do not necessarily reflect present or future values. The recoverability of the amounts shown is dependent upon the confirmation of the Company's technology, the ability of the Company to obtain the necessary financing to successfully complete its development and upon future profitable production and sale.

c) Currency

Unless otherwise disclosed, all figures are recorded in U.S. funds.

d) Accounting Principles

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to Canadian companies.

e) Amortization

The Company amortizes capital assets at the following rates and bases:

Hydro-electric equipment Computer equipment Mobile equipment Office equipment Software	20% 30% 30% 20% 100%	Declining Balance Declining Balance Declining Balance Declining Balance Declining Balance

In the year of acquisition, amortization is calculated at one-half of the above-noted rates.

BALATON POWER INC.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(UNITED STATES DOLLARS)

NOTE 3 SIGNIFICANT ACCOUNTING POLICIES (Continued)

f) Measurement Uncertainty

The amounts recorded for amortization of incorporation costs and capital assets are based on estimates of useful life remaining in the assets. By their nature, these estimates are subject to measurement uncertainty and the impact on the financial statements of future periods could be material.

g) Financial Instruments

The financial instruments of the Company consist mainly of cash, GST receivable, accounts payable, accrued liabilJties, payable to related parties and long term debt.

Except where otherwise disclosed, as at the year there are no significant differences between the carrying values of these amounts and their estimated market value.

h) Foreign Currency Translation

The Company uses the temporal method to translate transactions and balances denominated in foreign currencies. Under the method, monetary items are translated at the rate of exchange in effect at the balance sheet date and non-monetary items are translated at historical exchange rates. Revenue and expense items are translated at the average rate for the period except for amortization which is translated using the same rates as the related assets. Gain and losses on translation are recorded in the statement of income.

i) Loss Per Share

Basic loss per share has been computed based on the weighted average number of common shares outstanding. Fully diluted loss per share has not been presented as it is antidilutive.

j) Development Stage Company

As this is a development stage company, the inception date as per GAAP is determined to be July 1, 2000.

BALATON POWER INC.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(UNITED STATES DOLLARS)

NOTE 3 SIGNIFICANT ACCOUNTING POLICIES (Continued)

k) Income Taxes

The Company has adopted the new recommendations of the Canadian Institute of Chartered Accountants concerning accounting for income taxes.

The new standards require the recognition of future income taxes and benefits relating to the expected future tax consequences of the differences between the carrying amounts of the balance sheet items and their corresponding tax values. These new standards also require the Company to compute future income taxes using the enacted corporate income tax rates of the years in which the difference will reverse.

When the future realization of income tax assets does not meet the test of being more likely or not to occur, a valuation allowance in the amount of the future benefit is taken and no asset is recognized. The Company has taken a valuation allowance for the full amount of all potential net tax assets.

NOTE 4 CAPITAL ASSETS

Capital assets are recorded at cost less accumulated amortization.

	2002	2001
Hydro-electric equipment	$161,230	$161,230
Computer equipment	20,209	20,209
Mobile equipment	18,629	18,629
Office equipment	13,707	13,707
Software	423	423
	214,198	214,198
Less: accumulated amortization	(42,436)	(32,727)
	$171,762	$181,471

BALATON POWER INC.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(UNITED STATES DOLLARS)

NOTE 4 CAPITAL ASSETS (Continued)

On January 14, 2001, the Company entered into an agreement in Principle, which supercedes an earlier agreement dated August 25, 2000 with Mr. Vernon Ravenscroft ("Ravenscroft") of Bliss, Idaho to acquire a one- third interest in Ravenscroft's hydro-electric power production facilty and site (the "Site") together with a power agreement with Idaho Power Company. In consideration, the Company has agreed to:

i) Lease from Ravenscroft one-third immediate participating interest in the Site for the total lease price of $7,250 per month for an initial term of 60 months ("Lease Term") commencing on February 1, 20010r such later date as agreed between the parties;

ii) purchase from Ravenscroft certain equipment for the Site's fourth line for $385,000, which includes the issuance of 100,000 common shares ofthe Company at $0.75 per share, subject to regulatory. During 2001, the Company made payments totaling $161,230 towards the purchase of equipment for the fourth line;

iii) incur the cost of installation of the fourth line; and

iv) enter into a consulting agreement with Ravenscroft whereby Ravenscroft will assist the Company in its efforts to acquire additional sites.

Furthermore, the Company and Ravenscroft agree the share the existing Site operating and maintenance costs on a pro-rata basis whilst the Company will be responsible for all of the operating and maintenance costs of the fourth line.

In addition, the Company has the right of first refusal to purchase 100% of the Site for $250,000 to be exercised on or before the expiration of the Lease Term. In the event the Company chooses not to exercise the right of first refusal, Ravenscroft will repurchase the Site by returning 50,000 common shares to the Company.

NOTE 5 LICENCE AGREEMENT

The Company has entered into a license agreement with Balaton Power Corporation S.A., the parent corporation, to manufacture, market, sell/lease and otherwise commercialize Balaton's proprietary technology and related confidential data throughout Canada and the United States for a period of 20 years. The license has a continuing option to renew for a further 20 years at the expiration of each 20 year period. The Company paid a $50,000 advance royalty payment and will pay a royalty of 5% as calculated pursuant to the agreement and a further $100,000 once the Company has raised a further $4,000,000 in financing.

BALATON POWER INC.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(UNITED STATES DOLLARS)

NOTE 6 DEPOSIT

The deposit represents the security deposit for the Company's premises in Boise, Idaho amounting to $1,280 and the rental deposit for an officer of the Company amounting to $1,500.

NOTE 7 CONVERTIBLE DEBT

(a) On February 11th, 2002, the Company entered into a loan agreement arranged by S.J. Roth Capital Placement Inc. Under the terms of the agreement, the "Lender" is to make four consecutive loans to the Company, each loan in the amount of $125,000 (the "Loans"). Each loan shall be evidenced by a Promissory Note, accruing interest at approximately 7.3% per annum and maturing and payable December 31, 2002. Each Loan has conversion privileges whereby the Lender may convert each of the Loans or any portion thereof outstanding, including interest, into "Units". Each Unit shall consist of one common share of the Company and one Share Purchase Warrant entitling the Lender to purchase from the Company one additional common share at an exercise price of $0.50 at any time prior to expiry date of December 31, 2004.

NOTE 8 LONG TERM DEBT

Long term debt of $148,000 was converted to common shares in the period ended June 30, 2002 by way of a debt settlement.

BALATON POWER INC.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(UNITED STATES DOLLARS)

NOTE 9 SHARE CAPITAL

Authorized 700,000,000 common shares without par value
Issued and fully paid	Shares	Amount
Balance - December 31, 2000 and 2001	21,004,194	$2,636,816
Issued for cash	1,856,810	$675,975
Issued for debt settlement	1,240,000	$248,000
	24,101,004	$3,560,791
less share issue costs		$65,188
Balance September 30, 2002	24,101,004	$3,495,603

At September 30, 2002 the following options and warrants were outstanding
1,250,000	warrants to purchase up to an additional 625,000 common shares at US$0.60 per share expiring April 17, 2004
150,000	warrants at US $0.10 expiring July 17, 2003
150,000	warrants at US $0.20 expiring July 17, 2004
935,000	warrants at US $0.20 expiring July 17, 2003
935,000	warrants at US $0.30 expiring July 17, 2004
60,000	warrants at US $0.20 expiring August 15, 2003
60,000	warrants at US $0.30 expiring August 15, 2004
730,000	warrants at US $0.20 expiring September 15, 2003
730,000	warrants at US $0.30 expiring September 15, 2004
300,000	warrants at US $0.20 expiring September 30, 2004
3,000,000	Directors and employee stock options at US$0.50 per share expiring December 31, 2005
400,000	employee stock options at US$0.50 per share expiring January 2, 2006

BALATON POWER INC.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(UNITED STATES DOLLARS)

NOTE 10 COMMITMENTS

The Company is committed to the lease of its Boise, Idaho premises until March 2004 at the rate of $1,280 per month and to the lease of its Vancouver premises at $651 ($1,000 Cdn.) per month until August 2002.

NOTE 11 CONTINGENT LIABILITY

On February 21, 2001, a lawsuit for wrongful termination was filed in the Chancery Court for Williamson County, Tennessee against the Company by the former president. The Company believes that it has meritorious defences against the claim and intends to vigorously defend itself. As the outcome is not determinable, the Company has not accrued any amount for this claim.

NOTE 12 RELATED PARTIES

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The period end balances referred to below are unsecures non-interset bearing without specific terms of repayment and have arisen from the provision of services and loans advanced.

At September 30, 2002 the company was indebted to its parent in the amount of $3,161.

BALATON POWER INC.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(UNITED STATES DOLLARS)

NOTE 13 COMMENTS FOR U.S. READERS ON CANADA- UNITED STATES CONFLICT

Differences in the Generally Accepted Accounting Principles ("GAAP") between those utilized in Canada and those utilized in the U.S. create differences in the treatment of certain transactions and the disclosures contained in the financial statements. Accordingly, disclosure of those differences and a reconciliation with U.S. accounting practices is appropriate for U.S. readers of the financial statements.

STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)

	Share Capital Shares Amount		Subscription Received	Contributed Surplus	Deficit	Total
Balance at December 31, 2001	21,004,194	$2,636,816	$452,410	$2,706	$(3,058,184)	$33,748
Net loss for the year	-	-	-	-	(517,042)	(517,042)
Issued for cash	1,856,810	$675,975	$(452,410)	-	-	$223,565
Issued for debt	1,240,000	$248,000	-	-	-	$248,000
Share subscriptions received - net	-	-	110,500	-	-	110,500
Share issue costs	-	$(65,188)	-	-	-	$(65,188)
Balance at September 30, 2002	24,101,004	$3,495,603	$110,500	$2,706	$(3,575,226)	$33,583

NOTE 14 COMPARATIVE FIGURES

The comparative figures have been restated to United States Dollars from Canadian Dollars as previously reported.

BALATON POWER INC.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(UNITED STATES DOLLARS)

NOTE 15 SUBSQUENT EVENTS

Balaton Power Inc. ("BPI"), as at October 31, 2002, acquired all the issued/outstanding shares of Continental Resources (USA), Inc. ("CRi") which held 51% ownership of a 230 million tonnes bauxite deposit in India - the second largest known bauxite deposit in the country. To complete the acquisition, BPI issued a total of 30,000,000 restricted shares to the shareholders of CRI and, as well, issueq an additional 3,000,000 restricted shares finders' fees. Balaton Power Corporation S.A. ("B SA"), in order to facilitate the transactions, also sold 1 0,000,000 of its 13,000,000 BPI shares to various parties connected to CRI at $0.001 per share. The parties connected to CRI also committed to provide $500,000 in operating capital to the company. Thus, BPI is now the owner of said 51% of the bauxite deposit formerly owned by CRI and has a funding commitment receivable in the amount of $500,000.

NOTE 16 SHARE SUBSCRIPTIONS RECEIVED

Balaton Power Inc. received subscriptions in the current period totalling $110,500. the number and cost of shares are as follows:

1,175,000	@0.06	$70,500
200,000	@ 0.025	5,000
500,000	@ 0.03	15,000
300,000	@ 0.05	13,000
100,000	@ 0.05	3,000
2,275,000	shares	$110,500

The shares were issued subsequent to the period end.

BC FORM 51-901F
(previously Form 61)

QUARTERLY AND YEAR END REPORT

Incorporated as part of:	[ ] Schedule A
[ X ] Schedule B & C

ISSUER DETAILS

Name of Issuer:	Balaton Power Inc.
Issuer Address:	2ND Floor, 1311 Howe Street Vancouver, BC V6Z 2P3
Issuer Fax No.:	(604) 691-1784
Issuer Telephone No.:	(604) 691-1783
Contact Name:	Rod Smith
Contact Position:	Chief Executive Officer
Contact Telephone No.:	(208) 388-0720
Contact E-mail Address:	rsmith@balatonpower.com
Website Address:	www.balatonpower.com
For Quarter Ended:	2002 / 09 / 30
Date of Report:	2003 / 01 / 16

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

"Rodney E. Smith" ______________________________ Director's Signature	Rodney E. Smith _________________________ Name of Director	2003/01/16 _______________ Date Signed

"Paul A. Trudel" ______________________________ Director's Signature	Paul A. Trudel _________________________ Name of Director	2003/01/16 _______________ Date Signed

SCHEDULE "B"

1. Analysis of expenses and deferred costs

See accompanying financial statements.

2. Related party transactions

No related party transactions occurred during this period.

3. Summary of securities issued and warrants and options granted during the period

Securities issued during the period

Balaton Power Inc. received share subscriptions in the current period totaling $110,500 for corporate operating expenses. The number and cost of shares are as follows:

1,175,000	@0.06
200,000	@ 0.025
500,000	@ 0.03
400,000	@ 0.05
2,275,000	shares in total

The shares were issued subsequent to the period end.

Warrants issued during the current period

1,250,000	warrants to purchase up to an additional 625,000 common shares at US$0.60 per share expiring April 17, 2004
150,000	warrants at US $0.10 expiring July 17, 2003
150,000	warrants at US $0.20 expiring July 17, 2004
935,000	warrants at US $0.20 expiring July 17, 2003
935,000	warrants at US $0.30 expiring July 17, 2004
60,000	warrants at US $0.20 expiring August 15, 2003
60,000	warrants at US $0.30 expiring August 15, 2004
730,000	warrants at US $0.20 expiring September 15, 2003
730,000	warrants at US $0.30 expiring September 15, 2004
300,000	warrants at US $0.20 expiring September 30, 2004

Options granted during the period

3,000,000	Directors and employee stock options at US$0.50 per share expiring December 31, 2005
400,000	employee stock options at US$0.50 per share expiring January 2, 2006

4. Summary of securities as at the end of the reporting period

Authorized:	700,000,000 Common shares without par value
Issued:	24,101,004 Common shares US$3,495,603

Options, warrants and convertible securities outstanding

1,063,597	Warrants at an exercise price of US$1.00 per share expiring July 28, 2002
1,250,000	Share purchase warrants to purchase upt o an additional 625,000 common shares at an exercise price of US$0.60 per share expiring April 17, 2004
1,250,000	warrants to purchase up to an additional 625,000 common shares at US$0.60 per share expiring April 17, 2004
150,000	warrants at US$0.10 expiring July 17, 2003
150,000	warrants at US$0.20 expiring July 17, 2004
935,000	warrants at US$0.20 expiring July 17, 2003
935,000	warrants at US$0.30 expiring July 17, 2004
60,000	warrants at US$0.20 expiring August 15, 2003
60,000	warrants at US$0.30 expiring August 15, 2004
730,000	warrants at US$0.20 expiring September 15, 2003
730,000	warrants at US$0.30 expiring September 15, 2004
300,000	warrants at US$0.20 expiring September 30, 2004
3,000,000	Directors and employee stock options at an exercise price of US$0.50 expiring December 31, 2005
400,000	Employee stock options at an exercise price of US$0.50 expiring January 2, 2006

Total number of shares held in escrow or subject to a pooling agreement

Nil.

5. List the names of the directors and officers as at the date this report is signed and filed

Directors - Rodney Smith, Paul A. Trudel, Martina Fischer Kaessner.

Officers - Rodney Smith, Maureen O'Brien, James Henning.

SCHEDULE "C"

MANAGEMENT DISCUSSION

1. Description of Business

1. Description of business

Balaton Power Inc. is a North American based public company, with offices in Boise, Idaho and Vancouver, B.C. The Company has acquired the exclusive manufacturing and marketing rights to a run-of-river hydroelectric power production system (the "System") designed, researched and developed by Balaton Power Corporation S.A. The System incorporates proven technology, habitat-friendly components and state-of-the-art computer and communications technology including the "Pisces", a fish-protective induction head assembly, which prevents the entrainment of fish into the water intake system and BRIMAC (Balaton Remote, Integrated Monitoring And Control), which modular characteristics allows for multi-use function for either "stand-alone" or system component application. The System would provide a highly efficient and cost-effective power supply that could qualify as "green power" and offers lower acquisition and operating costs than any other known system. The Company is also active in the acquisition, development and operation of hydroelectric power production sites.

2. Discussion of Operations and Financial Condition

Due to the fact that the Company came under attack by parties "shorting" its stock and consequently suffered a substantial share price decline, the Company was unable to secure traditional financing for its operations and subsequently was forced to temporarily curb its Pisces field test program and its hydro site acquisition plans. On the positive side, to counter the share traders' actions and ensure the survival of the Company as well as to add substantial value and a solid asset base, management opened discussions with certain third parties to acquire a large bauxite deposit. Subsequent to the current period, the Company completed the acquisition of all the shares of Continental Resources, Inc. which was the owner of the deposit. Management expects that this acquisition will enable the Company to secure the financing required to continue its Pisces testing and marketing program along with the development of the above-mentioned bauxite property. Also, parties associated with Continental Resources, Inc. committed to provide the Company with $500,000 in operating capital, which management expects to be sufficient to bring the Pisces device to market and to advance the development of the bauxite deposit.

Administrative Costs

For the period ended September 30, 2002, the company has not generated any revenues. The commissions paid relate to the private placement of shares arranged by third parties on behalf of the Company. The monies paid for marketing and public relations and promotion were incurred to develop and maintain the corporate website and to increase the Company's profile in the marketplace.

Significant Events

No additional acquisitions were made in the period, though the Company initiated acquisition discussions to acquire a substantial bauxite deposit which was subsequently successfully completed. Also, Patrick Lavin resigned as CFO and James Henning, CA, was appointed to the position.

Related party transactions

As at September 30, 2002, the Company was indebted to the parent company in the amount of $3,161 and as at December 31, 2001, the Company was indebted to the parent company in the amount of $103,875 and to a director of the Company and a director of the parent company for $10,500.

Contingencies

On February 21,2001, a lawsuit for wrongful termination was filed in the Chancery Court for Williamson County, Tennessee against the Company by the former president. The Company believes that it has meritorious defenses against the claim and intends to vigorously defend itself. As the outcome is not determinable, the Company has not accrued any amount for this claim.

3. Financings, Principal Purposes and Milestones

During the period, the Company raised US$110,500 gross proceeds by way of share issuance, The net proceeds were allocated to working capital and to reduce debt.

4. Liquidity and Solvency

The Company has limited operating history in the run-of-river hydroelectric power generation business, and its prospects are subject to risks, expenses and uncertainties frequently encountered by companies in the development stage. These risks include the failure to successfully market the System or acquire profitable hydroelectric power production sites. In the event that the Company does not successfully implement its business plan, certain assets may not be recoverable. These consolidated financial statements have been prepared using Canadian generally accepted accounting principles that are applicable to a going concern, which assume the realization of assets and liquidation of liabilities in the normal course of business. The application of the going concern concept is dependent on the Company's ability to obtain additional financing and generate profitable operations. In the year ended December 31, 2001, the Company had a loss of US$0.69 million and accumulated deficit of US$3.06 million.

Senior management of the Company is currently negotiating a series of private placements in order to raise the required funds to meet liabilities as they fall due and to finance the Company's ongoing operations. In addition, parties associated with Continental Resources, Inc. have committed to provide the Company with $500,000 in working capital which management believes will be sufficient to bring the Pisces device to market as well as to advance the development of the bauxite deposit.

Although there is no assurance that the Company will be successful in these actions, management is confident that it will be able to secure the necessary financing and generate profitable operations to enable it to continue as a going concern. Accordingly, these financial statements do not reflect adjustments to the carrying value of assets and liabilities, expenses and the balance sheet classification used that would be necessary if the going concern assumption were not appropriate.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BALATON POWER INC.

Date: September 29, 2004

/s/ Robert Wyllie
________________________________
Name: Robert Wyllie
Title: Chief Financial Officer